LAURA ANTHONY, ESQ.	WWW.ALCLAW.COM
CRAIG D. LINDER, ESQ.*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ.**

Associates and OF COUNSEL:
CHAD FRIEND, ESQ., LLM	DIRECT E-MAIL: LANTHONY@ALCLAW.COM
MICHAEL R. GEROE, ESQ., CIPP/US***
JESSICA HAGGARD, ESQ. ****
christopher t. hines *****
PETER P. LINDLEY, ESQ., CPA, MBA
JOHN LOWY, ESQ.*****
STUART REED, ESQ.
LAZARUS ROTHSTEIN, ESQ.
SVETLANA ROVENSKAYA, ESQ.******
HARRIS TULCHIN, ESQ. *******

*licensed in CA, FL and NY

**licensed in FL and NY

***licensed in CA, DC, MO and NY

****licensed in MO

*****licensed in CA and DC

******licensed in NY and NJ

*******licensed in NY and NJ

********licensed in CA and HI (inactive in HI)

November 1, 2024

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EzFill Holdings, Inc. Amendment No. 7 to Registration Statement on Form S-1 Filed October 9, 2024 File No. 333-275761

Dear Sir or Madam:

We have electronically filed herewith on behalf of EzFill Holdings, Inc. (the “Company”) Amendment No. 8 (“Amendment No. 8”) to the above-referenced Registration Statement on Form S-1. Amendment No. 8 is marked to show changes made from the previous filing, Amendment No. 7, made on October 9, 2024 (the “Prior Filing”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Yehuda Levy, Chief Executive Officer of the Company, dated October 25, 2024. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 7 to Registration Statement on Form S-1 filed October 9, 2024

Cover Page

1.	Comment: Please advise whether the company will be deemed a “controlled company” under the Nasdaq listing rules and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose here and in the prospectus summary that you are a controlled company and the percentage of voting power that the controlling stockholder will hold after completion of the offering and the closing of the Exchange Agreement and, if true, that this controlling stockholder will have the ability to determine all matters requiring approval by stockholders. Additionally, if applicable, please include a new risk factor to discuss the effect, risks and uncertainties of being a controlled company. In this regard, we note your disclosure on page 63 that indicates Mr. Farkas will control approximately 93% of the company after the completion of the offering and the closing of the Exchange Agreement.

Response: The Company has revised the disclosure in Amendment No. 8: (i) to state that the Company currently is, and after the completion of the offering and the closing of the Exchange Agreement will continue to be, deemed a “controlled company” under the Nasdaq listing rules and that the Company does not intend to rely on any exemptions as a controlled company; (ii) to state the percentage of voting power that the controlling stockholder currently holds and will hold after completion of the offering and the closing of the Exchange Agreement; (iii) to state that this controlling stockholder has, and after the completion of the offering and the closing of the Exchange Agreement will have, the ability to determine all matters requiring approval by stockholders; and (iv) to include a risk factor to discuss the effect, risks and uncertainties of being a controlled company.

If the Staff has any further comments regarding Pre-Effective Amendment No. 8 to the registration statement on Form S-1, or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

ANTHONY, LINDER & CACOMANOLIS, PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Brian Fetterolf/U.S. Securities and Exchange Commission
Donald Field/U.S. Securities and Exchange Commission
Yehuda Levy/EzFill Holdings, Inc.
Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC

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